DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
[redacted]5 5740680

DSM

Heerlen (NL) / Copenhagen (DK), 24 September 2007

DSM invests in purification technology company

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announced that it has participated in an equity investment round in the Danish company Upfront Chromatography, the world's leading developer of customized industrial protein chromatography processes. The down stream processing platform developed by Upfront is of great potential to contribute to all biotechnology-derived products from DSM. DSM is joined in this investment round by financial investors InnovationsKapital and NBGI Ventures.

DSM Pharmaceutical Products is a global provider of custom manufacturing services to the pharmaceutical and biopharmaceutical industries with a broad menu of services in protein production and in clinical, commercial and fill and finish areas. The company's achievements in biopharmaceutical production have resulted in a significant urgency to realize breakthroughs in downstream processing, enabling more efficient purification of monoclonal antibodies and other biopharmaceutical proteins. Leendert Staal, CEO of DSM Pharmaceutical Products, comments: *"Upfront is at the forefront of technological breakthroughs in downstream processing. Through our investment we want to support further developments in the company which will benefit both DSM and Upfront."*

With its proprietary technology platform, called Rhobust™, Upfront focuses on two major application areas. The first one is Bioprocess, which offers novel solutions to customers who need to recover and purify monoclonal antibodies, therapeutic proteins and other biomolecules from blood plasma or bioreactors, under cGMP-compliant conditions. In the second area, Biomine, Rhobust™ enables the isolation of high-value functional proteins and other biomolecules from bioreactors or industrial process side-streams for use as food ingredients, industrial enzymes, nutraceuticals and healthcare products. The areas in which Upfront is active are of interest to various DSM entities that apply fermentation processes.

In addition to the investment, DSM and Upfront have signed a collaboration agreement with the aim of further developing the Rhobust™ technology for the purification of monoclonal antibodies.

DSM Venturing
DSM Venturing is an active investor in emerging companies and Venture Capital Funds in DSM's strategic growth fields Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in these strategic growth fields in order to enhance DSM's product portfolio and create value. DSM Venturing also plays an active role in the development of several new DSM business opportunities in the so-called emerging business areas Biomedical, Industrial (White) Biotechnology, Specialty Packaging and Personalized Nutrition. For more information about DSM Venturing see www.dsm-venturing.com.

Upfront

Upfront Chromatography A/S develops and manufactures innovative products and technologies for extraction and recovery of biotherapeutics, functional biomolecules, macromolecular complexes, and even living cells, directly from bioreactors and industrial side-streams. For customised separation services, Upfront offers access to its proprietary Rhobust™ universal process platform combined with extensive technical and regulatory support. From a feasibility study to commissioning of the final installation, Upfront works with its customers to develop adsorbents, ligand chemistry, columns and other hardware to optimize process performance. Upfront are currently developing the world's largest chromatography system. Upfront's research, development and ISO9001-compliant manufacturing facility is situated in Copenhagen, Denmark. For more information, visit: www.upfront-dk.com

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END